EXHIBIT 99.1

Brookfield Completes C$250 Million Preferred Share Issue

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BROOKFIELD, NEWS, Nov. 26, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced the completion of its previously announced Class A Preference Shares, Series 54 (“Preferred Shares, Series 54”) issue in the amount of C$250,000,000 (the “Offering”). The Offering was underwritten on a bought deal basis by a syndicate of underwriters (the “Underwriters”) led by Scotiabank, BMO Capital Markets, CIBC Capital Markets, National Bank Financial Inc., RBC Capital Markets and TD Securities Inc.

A total of 10,000,000 Preferred Shares, Series 54 were issued at a price of C$25.00 per share, for gross proceeds of C$250,000,000. The issuance included 2,000,000 Preferred Shares, Series 54 issued pursuant to the exercise, in full, of the Underwriters’ option granted by Brookfield to the Underwriters in the Offering. Holders of the Preferred Shares, Series 54 will be entitled to receive a cumulative quarterly fixed dividend yielding 5.65% annually for the initial period ending December 31, 2030. Thereafter, the dividend rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 2.80%, and (ii) 5.65%. The Preferred Shares, Series 54 will commence trading on the Toronto Stock Exchange this morning under the ticker symbol BN.PF.M. The Preferred Shares, Series 54 may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield intends to use the net proceeds from the Offering to redeem all of its outstanding Cumulative Class A Preference Shares, Series 44 ("Preferred Shares, Series 44") (TSX: BN.PF.H) for cash on December 31, 2025. The redemption price for each share will be C$25.00. Holders of Preferred Shares, Series 44 of record as of December 15, 2025 will receive the previously declared quarterly dividend of C$0.3125 per share, payable on December 31, 2025.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com